Zendesk, Inc.

989 Market Street

San Francisco, California 94103

January 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:    Zendesk, Inc.

Registration Statement on Form S-4 (File No. 333-261512)

Request for Acceleration of Effective Date

Dear Ms. Woo and Mr. Austin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Zendesk, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 9:00 a.m. Eastern Time on January 7, 2022, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Tiffany Posil of Hogan Lovells US LLP at (202) 637-3663.

[Signature page follows]

Sincerely,

Zendesk, Inc.

By:	/s/ Shanti Ariker
Shanti Ariker
General Counsel and Corporate Secretary